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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT SEC Mail Processing
FORM X-17A-5 Section
PART III FEB 2 5 2011

SEC FILE NUMBER
8- 52094


11016871

FACING PAGE Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/10___ AND ENDING___12/31/10___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICHIGAN SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

21415 CIVIC CENTER DRIVE, SUITE 200
                        (No. and Street)

SOUTHFIELD   MI   48076
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEEANNA S. KAVANAGH   (248) 358-4393
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GROEN, KLUKA, & COMPANY, P.C.
                    (Name – *if individual, state last, first, middle name*)

888 WEST BIG BEAVER, SUITE 790   TROY   MI   48084
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, __WILLIAM E. RICE_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__MICHIGAN SECURITIES, INC._____ , as
of __DECEMBER 31_____ , 20 _10___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__CHIEF EXECUTIVE OFFICER_____
Title

_____
Notary Public

SANDRA J. RAYBA
Notary Public, State of Michigan
County of Hillsdale
My Commission Expires Dec. 09, 2016
Acting in the County of _Oakland_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



GK &Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Michigan Securities, Inc.

We have audited the accompanying statement of financial condition of Michigan Securities, Inc. as of December 31, 2010, and the related statements of operations, stockholders' equity, changes in notes payable subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michigan Securities, Inc. at December 31, 2010, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka & Company, P. C.

February 22, 2011

MICHIGAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

ASSETS		
Cash	$	116,911
Cash deposits with clearing organizations		121,113
Receivable from brokers		77,520
Furniture, fixtures and equipment, less		
depreciation (Notes A2 and B)		6,148
	$	321,692

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	24,608
Notes payable to stockholders and subordinated to		
claims of general creditors (Note E)		100,188
Accrued expenses		147,546
Income taxes payable		348
		272,690
COMMITMENTS (Note D)		-
STOCKHOLDERS' EQUITY (Note C)		
Common stack - authorized, 10,000 shares; issued		
and outstanding, 1,000 shares		5,000
Retained earnings		44,002
		49,002
	$	321,692

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2010

Revenues	
Commissions and fees	$ 3,045,156
Interest	116
	3,045,272
Expenses (Note E)	
Salaries, wages, commissions and benefits	2,721,235
Exchange fees and quotes	40,788
Occupancy and equipment	67,641
Interest	8,008
Professional services	87,393
Advertising and business promotion	663
Office supplies and expenses	14,840
Other operating expenses	7,816
Trade clearing costs	91,013
	3,039,397
Income (loss) before income taxes	5,875
Income tax expense (Note F)	1,234
Net income (loss)	$ 4,641

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2010

	Common Stock	Retained Earnings
Balance December 31, 2009	$ 5,000	$ 39,361
Net income for year	-	4,641
Balance at December 31, 2010	$ 5,000	$ 44,002

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF CHANGES IN NOTES PAYABLE SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2010

Balance December 31, 2009	$	100,188
Net income for year		-
Balance at December 31, 2010	$	100,188

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash flows from operating activities		
Net income (loss)	$	4,641
Adjustments to reconcile net income (loss) to net		
cash provided (used) by operating activities:		
Depreciation		2,572
Decrease in deposits and other		-
Increase in accounts payable		9,540
Increase in receivables		52,474
Decrease in accrued expenses		(11,270)
Increase in income taxes payable		(1,564)
Net cash provided (used) by operating activities		56,393
Cash flows (used) by investing activities:		
Purchase of equipment		-
Cash flows used by financing activities:		
Issuance of common stock		-
Payments on note payable to shareholders		-
Net cash provided (used) by financing activities		-
Net increase (decrease) in cash		56,393
Cash and cash deposits at beginning of year		181,631
Cash and cash deposits at December 31, 2010	$	238,024
Cash paid during the year for interest	$	8,008
Cash paid during the year for income taxes	$	2,798

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

General

The Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

Commissions and Fees

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees and fees on insurance products are recorded when income is reasonably determinable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

MICHIGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE B.   FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2010:

Office Equipment	$27,625
Less: Accumulated Depreciation	21,477
	$ 6,148

NOTE C.   NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $135,357, which was $85,357 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.27 to 1.

NOTE D.   COMMITMENTS

The company leases office equipment and their facilities under operating leases. Rent expense under these leases for the period ended December 31, 2010 was approximately $59,800.

Future minimum lease payments required under operating leases as of December 31, 2010 are as follows:

2011	$26,906
2012	1,479
	$28,385

NOTE E.   NOTES PAYABLE TO STOCKHOLDERS AND SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowing under subordination agreements at December 31, 2010 consist of subordinated notes payable to stockholders of the company at 8% per annum, due March 31, 2011. The note is approved by the Financial Industry Regulatory Authority, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent such borrowings are required for the company's continued compliance with minimum net capital requirements, they may not be repaid (Note C).

NOTE F.   INCOME TAXES

The income tax expense differs from expected income tax expense that would result from applying federal statutory rates to income before income taxes as a result of certain expenses included in income being non-deductible for tax reporting purposes.

The Company adopted ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2010, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules.

During the year ended December 31, 2010, the Company did not incur any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal and state income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

NOTE G.   EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan (the Plan) for substantially all employees meeting minimum age and service requirements. The Plan provides for elective contributions by employees up to the maximum limit allowed by tax regulations. Under the terms of the plan, the Company may make discretionary contributions. Company contributions to the Plan for the year ended December 31, 2010 totaled $14,925.

NOTE H.   RELATED PARTY TRANSACTIONS

The Company receives insurance product commissions and advisory fees from certain related parties. Income received from related parties amounted to approximately $561,000 for the year ended December 31, 2010.

NOTE I.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, receivables, accounts payable, accrued expenses and notes payable. The recorded values of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate their fair value based on their short-term nature.

The recorded values of notes payable approximate their fair values as interest approximate market rates.

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE J.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2011, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION



Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Michigan Securities, Inc.

We have audited the accompanying financial statements of Michigan Securities, Inc. as of and for the year ended December 31, 2010, and have issued our report thereon dated February 22, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka & Company, P.C.

February 22, 2011

MICHIGAN SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

NET CAPITAL

Total stockholders' equity		$ 49,002
Qualifying subordinated loans		100,188
Total capital and subordinated debt		$ 149,190
Non-allowable assets		
Deposits and receivables	$ 5,126	
Furniture, fixtures and equipment	6,148	
Haircuts on securities-stocks and mutual funds	2,422	
Unsecured debits	137	13,833
Net capital		135,357
Net capital requirement		50,000
Excess net capital		$ 85,357

AGGREGATE INDEBTEDNESS

Total liabilities		172,502
Less: liabilities excludable under SEC Rule 15c3-1		-
Aggregate indebtedness		$ 172,502
Net capital per above		$ 135,357
Ratio of aggregate indebtedness to net capital		1.27

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II		
Focus report		$ 135,357
Net audit adjustments		-
Net capital per above		$ 135,357

MICHIGAN SECURITIES, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2010

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